                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                    Under the Securities Exchange Act of 1934


                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
                 -----------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ESL Partners, L.P.
          22-2875193
-----------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

          WC
-----------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          N/A
-----------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                            10,911,468
   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                 ------------------------------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0
                 ------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            10,911,468
                 ------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     23,557,100
-----------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                     N/A
-----------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.70%(1)
-----------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON

                     PN
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ESL Limited, a Bermuda corporation
-----------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

          WC
-----------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          N/A
-----------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                            2,713,836
   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                 ------------------------------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0
                 ------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            2,713,836
                 ------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     23,557,100
-----------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                     N/A
-----------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.70%(1)
-----------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON

                     CO
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ESL Institutional Partners, L.P., a Delaware limited partnership
          06-1456821
-----------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

          WC
-----------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          N/A
-----------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                            348,528
   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                 ------------------------------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0
                 ------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            348,528
                 ------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     23,557,100
-----------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                     N/A
-----------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.70%(1)
-----------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON

                     PN
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ESL Investors, L.L.C., a Delaware limited liability company
          13-4095958
-----------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

          WC
-----------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          N/A
-----------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
=====================================================================================================
                  7      SOLE VOTING POWER

                            612,200
   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                 ------------------------------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0
                 ------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            612,200
                 ------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     23,557,100
-----------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                     N/A
-----------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.70%(1)
-----------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON

                     CO
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Acres Partners, L.P., a Delaware limited partnership
          06-1458694
-----------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

          WC
-----------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          N/A
-----------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                            7,356,278
   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                 ------------------------------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0
                 ------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            7,356,278
                 ------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     23,557,100
-----------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                     N/A
-----------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.70%(1)
-----------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON

                     PN
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Marion Partners, L.P., a Delaware limited partnership
           06-1527654
-----------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

           WC
-----------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
-----------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                              1,124,840
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
                 ------------------------------------------------------------------------------------
                  8        SHARED VOTING POWER

                              0
                 ------------------------------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                              1,124,840
                 ------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                              0
-----------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    23,557,100
-----------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                    N/A
-----------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.70%(1)
-----------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                    PN
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Blue Macaw Partners, L.P., a Delaware limited partnership
           06-1573985
-----------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

           WC
-----------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
-----------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                              488,350
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
                 ------------------------------------------------------------------------------------
                  8        SHARED VOTING POWER

                              0
                 ------------------------------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                              488,350
                 ------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                              0
-----------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    23,557,100
-----------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]

                    N/A
-----------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.70%(1)
-----------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                    PN
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------

-----------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Edward S. Lampert
-----------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                              (b) [ ]
-----------------------------------------------------------------------------------------------------
 3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

            OO
-----------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

            N/A
-----------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
-----------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

                             1,600

  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                -------------------------------------------------------------------------------------
                 8       SHARED VOTING POWER

                            0
                -------------------------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                            1,600
                -------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   23,557,100
-----------------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]

                   N/A
-----------------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.70%(1)
-----------------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON

                   IN
-----------------------------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Acres, Marion, Mr. Lampert, Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended in its entirety as follows:

         (a) The names of the persons filing this Amendment are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P. and Edward S. Lampert.

         (b) The principal business address of ESL, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert is One Lafayette Place, Greenwich, CT 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

         (c) This Amendment is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert. The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. The General Partner is the manager of Investors. Investments is the general partner of Acres, Marion and Blue Macaw. In the aforementioned capacities, ESL, Limited, Institutional, Investors, Acres, Marion and Blue Macaw each may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by the other members of the group. In the aforementioned capacities, Mr. Lampert may be deemed the indirect beneficial owner of the AutoZone, Inc. common stock beneficially owned by the other members of the group.

         The principal business of ESL, Limited, Institutional, Investors, Acres, Marion and Blue Macaw is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM.

         (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

         (f) ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P. and Blue Macaw Partners, L.P. are citizens of Delaware, ESL Limited is a citizen of Bermuda and Mr. Lampert is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by ESL for the purchase of 136,385 Shares was approximately $3,537,500 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 68,815 Shares was approximately $1,814,767 and was obtained from working capital. The total amount of funds required by Investors for the purchase of 612,200 Shares was approximately $16,176,719 and was obtained from working capital. The total amount of funds required by Acres for the purchase of 488,350 Shares was approximately $13,009,156 and was obtained from working capital. The total amount of funds required by Blue Macaw for the purchase of 488,350 Shares was approximately $13,009,156 and was obtained from working capital. Mr. Lampert, a director of the Issuer, owns an aggregate of 1,600 Shares, which he received directly from the Issuer pursuant to the Issuer's director compensation plan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 29, 2001, each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert may be deemed to beneficially own 23,557,100 Shares (which is approximately 20.70% of the Shares outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.).

         (b)
                                      Sole     Shared     Sole        Shared
                                     Voting    Voting  Dispositive  Dispositive
                                      Power     Power     Power        Power
                                   ----------  ------  -----------  -----------
ESL Partners, L.P.                 10,911,468    0     10,911,468       0
ESL Limited                         2,713,836    0      2,713,836       0
ESL Institutional Partners, L.P.      348,528    0        348,528       0
ESL Investors, L.L.C                  612,200    0        612,200       0
Acres Partners, L.P.                7,356,278    0      7,356,278       0
Marion Partners, L.P.               1,124,840    0      1,124,840       0
Blue Macaw Partner, L. P              488,350    0        488,350       0
Edward S. Lampert                       1,600    0          1,600       0

         (c) Since the most recent filing on Schedule 13D, the only transactions in the Shares by Mr. Lampert was an additional 357 Shares issued to Mr. Lampert pursuant to Mr. Lampert's role as a director of the Issuer since December 9, 1999, and pursuant to the Issuer's director compensation plan. Since the most recent filing on Schedule 13D, there have been no other transactions in the Shares by any of the Filing Persons, other than as set forth in this Item 5 and in Schedule A attached hereto and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended in its entirety as follows:

         Except as set forth in Item 4 and Item 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated as of January 29, 2001, entered into by and among ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Date: January 29, 2001


                                  ESL PARTNERS, L.P.

                                  By: RBS Partners, L.P., its general partner
                                  By: ESL Investments, Inc., its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Chairman

                                  ESL LIMITED

                                  By: ESL Investment Management, LLC,
                                      its investment manager


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Managing Member

                                  ESL INSTITUTIONAL PARTNERS, L.P.

                                  By: RBS Investment Management, LLC,
                                      its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Managing Member

                                  ESL INVESTORS, L.L.C.

                                  By: RBS Partners, L.P., its manager
                                  By: ESL Investments, Inc., its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Chairman

                                  ACRES PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Chairman


                                  MARION PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Chairman


                                  BLUE MACAW PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                           Edward S. Lampert
                                           Chairman





                                  /s/ EDWARD S. LAMPERT
                                  ---------------------------------------------
                                  EDWARD S. LAMPERT

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                               THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:

                                         PRICE PER
                  Date of Purchase         SHARE         Shares Purchased
                  ----------------       ---------       ----------------

                      01/24/01            $25.94             136,385

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:

                                         PRICE PER
                  Date of Purchase         SHARE         Shares Purchased
                  ----------------       ---------       ----------------

                      01/23/01            $26.43              60,200
                      01/24/01            $25.94               8,615

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS WERE:

                                         PRICE PER
                  Date of Purchase         SHARE         Shares Purchased
                  ----------------       ---------       ----------------

                      01/23/01            $26.43             600,000
                      01/24/01            $25.94              12,200

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ACRES WERE:

                                         PRICE PER
                  Date of Purchase         SHARE         Shares Purchased
                  ----------------       ---------       ----------------

                      01/26/01            $26.64             488,350

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY BLUE MACAW WERE:

                                         PRICE PER
                  Date of Purchase         SHARE         Shares Purchased
                  ----------------       ---------       ----------------

                      01/26/01            $26.64             488,350

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

Exhibit 1 Joint Filing Agreement, dated as of January 29, 2001, entered into by and among ESL Partners, L.P., ESL Limited, ESL
                  Institutional Partners, L.P., ESL Investors, L.L.C., Acres
                  Partners, L.P., Marion Partners, L.P., Blue Macaw Partners,
                  L.P. and Edward S. Lampert.